FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 AS OF 2/27/2007



                                  TERNIUM S.A.
                 (Translation of Registrant's name into English)


                                  TERNIUM S.A.
                     46A, AVENUE JOHN F. KENNEDY - 2ND FLOOR
                                L-1855 LUXEMBOURG
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                                      /
                          Form 20-F \/ Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.


                                              /
                                     Yes No \/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                 NOT APPLICABLE

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated financial statements as of December 31, 2006.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /S/ ROBERTO PHILIPPS               By: /S/ DANIEL NOVEGIL
------------------------               ----------------------
Name: Roberto Philipps                     Name: Daniel Novegil
Title: Chief Financial Officer             Title: Chief Executive Officer


Dated: February 27, 2007

TERNIUM S.A.








CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004




46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                          PAGE

Report of Independent Registered Public Accounting Firm                                                      1

Consolidated income statements for the years ended December 31, 2006, 2005 and 2004                          2

Consolidated balance sheets as of December 31, 2006 and 2005                                                 3

Consolidated statements of changes in shareholders' equity for the years ended December 31, 2006, 2005
and 2004                                                                                                     4

Consolidated cash flow statements for the years ended December 31, 2006, 2005 and 2004                       5

Notes to the consolidated financial statements                                                               7


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ternium S.A.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Buenos Aires, Argentina

February 27, 2007



      PRICE WATERHOUSE & CO. S.R.L.


by /s/ Marcelo D. Pfaff (Partner)
-------------------------------------------
       Marcelo D. Pfaff

                                  TERNIUM S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2006 AND 2005 AND
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (All amounts in USD thousands)


CONSOLIDATED INCOME STATEMENTS

                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                      NOTES         2006              2005               2004
                                                              --------------------------------------------------------
Net sales                                              30           6,568,975          4,447,680         1,598,925
Cost of sales                                        6 & 30        (4,301,384)        (2,488,980)         (965,004)
                                                              --------------------------------------------------------
Gross profit                                                        2,267,591          1,958,700           633,921

Selling, general and administrative expenses            7            (623,772)          (500,590)         (116,626)
Other operating expenses, net                           9              (7,250)           (65,949)           (3,124)
                                                              --------------------------------------------------------
Operating income                                                    1,636,569          1,392,161           514,171

Interest expense                                     30 &31          (112,918)           (81,608)          (18,257)
Interest income                                        30              52,554             32,324             8,911
Other financial (expenses) income, net               10 & 30         (322,417)          (261,452)           211,635

Excess of fair  value of net assets  acquired  over
cost                                                    3                   -            188,356                 -
Equity in earnings of associated companies             11               4,534             21,524           209,201
                                                              --------------------------------------------------------

Income before income tax expense                                    1,258,322          1,291,305           925,661

Income tax expense                                     12           (262,356)          (218,492)         (177,486)
                                                              --------------------------------------------------------
Net income for the year                                               995,966          1,072,813           748,175
                                                              --------------------------------------------------------
Attributable to:
Equity holders of the Company                          29             795,424            704,406           457,339
Minority interest                                                     200,542            368,407           290,836
                                                              --------------------------------------------------------
                                                                      995,966          1,072,813           748,175
                                                              --------------------------------------------------------

Weighted average number of shares outstanding          29       1,936,833,060      1,209,476,609     1,168,943,632
Basic  earnings  per share for profit  attributable
to the equity  holders of the  Company,  (expressed
in USD per share)                                                        0.41               0.58              0.39
Diluted earnings per share for profit attributable
to the equity holders of the Company, (expressed
in USD per share)                                                        0.41               0.54              0.39

The accompanying notes are an integral part of these consolidated financial statements.


                                  TERNIUM S.A.
                        Consolidated financial statements
                      as of December 31, 2006 and 2005 and
              for the years ended December 31, 2006, 2005 and 2004
                         (All amounts in USD thousands)

 CONSOLIDATED BALANCE SHEETS
                                                           Notes           December 31, 2006           December 31, 2005
                                                         ----------  --------------------------  ---------------------
ASSETS
Non-current assets
     Property, plant and equipment, net                      13       5,420,683                  5,463,871
     Intangible assets, net                                  14         551,587                    552,882
     Investments in associated companies                     15          16,285                      9,122
     Other investments, net                                16 & 30       13,387                     12,607
     Deferred tax assets                                     24          36,439                     29,126
     Receivables, net                                      17 & 30       78,903       6,117,284     48,815    6,116,423
                                                                     ----------       --------- ----------    ---------
Current assets
     Receivables                                          18 & 30       175,818                   291,302
     Derivative financial instruments                        26           7,852                     5,402
     Inventories, net                                        19       1,241,325                 1,000,119
     Trade receivables, net                               20 & 30       577,866                   472,760
     Other investments                                    21 & 30             -                     5,185
     Cash and cash equivalents                               21         643,352       2,646,213   765,630     2,540,398
                                                                     ----------       --------- ----------    ---------
     Non-current assets classified as held for sale                                       7,042                   3,160
                                                                                      ---------               ---------
Total assets                                                                          8,770,539               8,659,981
                                                                                      ---------               ---------

EQUITY
Capital and reserves attributable
  to the company's equity holders                                                     3,757,558               1,842,454

Minority interest                                                                     1,729,583               1,733,465
                                                                                      ---------               ---------

Total equity                                                                          5,487,141               3,575,919
                                                                                      ---------               ---------

LIABILITIES
Non-current liabilities
     Provisions                                              22          60,543                     54,138
     Deferred income tax                                     24         985,155                  1,048,188
     Other liabilities                                       25         274,566                    187,917
     Trade payables                                                       7,229                      1,167
     Borrowings                                              27         548,401       1,875,894   2,399,878   3,691,288
                                                                     ----------       ---------  ----------   ---------

Current liabilities
     Current tax liabilities                                            103,195                     126,972
     Other liabilities                                     25 & 30      158,374                     194,073
     Trade payables                                          30         621,754                     555,330
     Derivative financial instruments                        26          15,487                           -
     Borrowings                                              27         508,694       1,407,504     516,399   1,392,774
                                                                     --------------   ---------  ----------   ---------
 Total liabilities                                                                    3,283,398               5,084,062
                                                                                      ---------               ---------
Total equity and liabilities                                                          8,770,539               8,659,981
                                                                                      ---------               ---------

The accompanying notes are an integral part of these consolidated financial statements.

                                  TERNIUM S.A.
                        Consolidated financial statements
                      as of December 31, 2006 and 2005 and
              for the years ended December 31, 2006, 2005 and 2004
                         (All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                     Attributable to the Company's equity holders (1)
                                              ----------------------------------------------------------------------------------
                                                               Initial
                                                               public      Revaluation   Capital       Currency
                                              Capital          offering    and other   stock issue     translation   Retained
                                              stock (2)        expenses    reservers    discount(3)    adjustment    earnings
                                              ----------------------------------------------------------------------------------
 Balance at January 1                         1,396,552        (5,456)    1,462,137    (2,298,048)      (92,691)    1,379,960

 Currency translation adjustment                                                                        (28,917)
 Net income for the year                                                                                              795,424
                                              ----------------------------------------------------------------------------------
 Total recognized income for the year                                                                   (28,917)      795,424

Dividends paid in cash and other distributions
Dividends paid in cash and
 other distributions by subsidiary companies
Acquisition of business (see Note 3)                                        (32,429)
Contributions from shareholders
(see Note 1)                                     33,801                      43,100       (26,818)
Conversion of Subordinated
  Convertible Loans (see Note 1)                302,962                     302,962
Initial Public Offering (see Note 1)            271,429       (17,839)      271,429
Other reserves (see Note 3)
                                              ----------------------------------------------------------------------------------
Balance at December 31                        2,004,744       (23,295)    2,047,199    (2,324,866)     (121,608)    2,175,384
                                              ----------------------------------------------------------------------------------

                                                                          Total        Total        Total
                                                                          Equity at    Equity at    Equity at
                                                             Minority     December 31, December 31, December 31,
                                               Total         interest       2006        2005         2004
                                             ---------------------------------------------------------------
 Balance at January 1                          1,842,454    1,733,465    3,575,919    1,771,851    1,252,085

 Currency translation adjustment                 (28,917)      (7,990)     (36,907)    (120,246)     (77,246)
 Net income for the year                         795,424       200,542     995,966    1,072,813      748,175
                                             ---------------------------------------------------------------
 Total recognized income for the year            766,507       192,552     959,059      952,567      670,929

Dividends paid in cash and other distribution                                   --     (238,652)     (80,887)
Dividends paid in cash and
 other distributions by subsidiary companies                  (27,175)     (27,175)    (130,571)     (70,276)
Acquisition of business (see Note 3)             (32,429)    (122,261)    (154,690)     864,415
Contributions from shareholders
(see Note 1)                                      50,083      (46,998)       3,085       54,758           --
Conversion of Subordinated
  Convertible Loans (see Note 1)                 605,924                   605,924          --            --
Initial Public Offering (see Note 1)             525,019                   525,019       (5,456)          --
Other reserves (see Note 3)                                                             307,007           --
                                             ---------------------------------------------------------------
Balance at December 31                         3,757,558    1,729,583    5,487,141    3,575,919    1,771,851
                                             ---------------------------------------------------------------


(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 28 (iv).
(2) At December 31, 2006, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.


Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed financial statements may not be wholly distributable. See Note 28 (iv).The accompanying notes are an integral part of these consolidated financial statements.

                                  TERNIUM S.A.
                        Consolidated financial statements
                      as of December 31, 2006 and 2005 and
              for the years ended December 31, 2006, 2005 and 2004
                         (All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

                                                                                               Year ended December 31,
                                                                                         --------------------------------------
                                                                                  Notes      2006           2005       2004
                                                                                -----------------------------------------------
Cash flows from operating activities
Net income for the year                                                                      995,966      1,072,813    748,175
Adjustments for:
     Depreciation and amortization                                               13&14       424,495        316,405     99,192
     Income tax accruals less payments                                             31        (18,075)       (44,008)   120,210
     Derecognition of property, plant and equipment                              9 (iii)      13,323         54,348          -
      Excess of fair value of net assets acquired over cost                         3              -      (188,356)          -
     Changes to pension plan                                                       25         46,947              -          -
     Equity in earnings of associated companies                                    11         (4,534)       (21,524)  (209,201)
     Interest accruals less payments                                               31          4,197         24,523      9,083
Changes in  provisions                                                            22&23       33,802         19,046       (798)
Changes in working capital                                                         31       (276,153)        54,420   (204,670)
Others                                                                                        25,005        (25,212)   (44,426)
                                                                                         -----------      ---------   --------
Net cash provided by operating activities                                                  1,244,973      1,262,455    517,565
                                                                                         -----------      ---------   --------

Cash flows from investing activities
Capital expenditures                                                              13&14     (405,817)      (244,939)   (92,563)
Changes in trust funds                                                                         5,185         83,570          -
Acquisition of business                                                                     (210,548)    (2,196,678)         -
Investments in associated companies                                                           (2,598)             -          -
Proceeds from the sale of property, plant and equipment                                        3,425          6,063        862
                                                                                         -----------      ---------   --------
Net cash (used in) investing activities                                                     (610,353)    (2,351,984)   (91,701)
                                                                                         -----------      ---------   --------

Cash flows from financing activities
Dividends paid in cash and other distributions to company's shareholders                           -      (238,652)   (80,887)
Dividends paid in cash and other distributions to minority shareholders                      (27,175)      (130,571)   (70,276)
Net proceeds from Initial Public Offering                                                    525,019              -          -
Contributions from shareholders                                                                3,085         54,758          -
Proceeds from borrowings                                                                     167,283      2,135,430     52,309
Repayments of borrowings                                                                  (1,424,495)      (657,597)  (261,033)
                                                                                         ------------     ---------   --------
Net cash (used in) provided by financing activities                                         (756,283)     1,163,368  (359,887)
                                                                                         ------------     ---------   --------

(Decrease) Increase in cash and cash equivalents                                            (121,663)        73,839     65,977

Movement in cash and cash equivalents
At January 1,(1)                                                                             754,980        194,875    129,020
Acquisition of business                                                             3              -        520,753          -
Effect of exchange rate changes                                                                 (315)       (34,487)      (122)
(Decrease) Increase in cash and cash equivalents                                            (121,663)        73,839     65,977
                                                                                         ------------     ---------   --------
Cash and cash equivalents at December 31,                                                    633,002        754,980    194,875
                                                                                         ------------     ---------   --------

Non-cash transactions
Conversion of debt instruments into shares                                                   605,924        127,576       -


(1) In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 30, 2006 and December 31, 2005, respectively. The accompanying notes are an integral part of these consolidated financial statements.

                                  TERNIUM S.A.
                        Consolidated financial statements
                      as of December 31, 2006 and 2005 and
              for the years ended December 31, 2006, 2005 and 2004
                         (All amounts in USD thousands)


INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 1        Business of the Company, Initial Public Offering and corporate reorganization
 2        Basis of presentation
 3        Acquisition of business
 4        Accounting policies
 5        Segment information
 6        Cost of sales
 7        Selling, general and administrative expenses
 8        Labor costs (included in cost of sales, selling, general and administrative expenses)
 9        Other operating expenses, net
 10       Other financial (expenses) income, net
 11       Equity in earnings of associated companies
 12       Income tax expense
 13       Property, plant and equipment, net
 14       Intangible assets, net
 15       Investments in associated companies
 16       Other investments, net - non current
 17       Receivables, net - non current
 18       Receivables - current
 19       Inventories, net
 20       Trade receivables, net
 21       Cash, cash equivalents and other investments
 22       Provisions - non current
 23       Provisions - current
 24       Deferred income tax
 25       Other liabilities
 26       Derivative financial instruments
 27       Borrowings
 28       Contingencies, commitments and restrictions on the distribution of profits
 29       Earnings per share
 30       Related party transactions
 31       Cash flow disclosures
 32       Recently issued accounting pronouncements
 33       Financial risk management
 34       Reconciliation of net income and shareholders' equity to US GAAP



                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


1 BUSINESS OF THE COMPANY, INITIAL PUBLIC OFFERING AND CORPORATE
  REORGANIZATION

Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustin N.V. ("San Faustin"), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustin's investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustin and its subsidiaries in various flat and long steel manufacturing and distributing companies (the "Corporate Reorganization"). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC") and announced the commencement of its offer to sell 24,844,720 American Depositary Shares ("ADS") representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities
(USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the "Underwriters" and the offering thereunder, the "Initial Public Offering"). The Company's Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility (see Note 3 e)), after deducting related expenses.

Ternium's ADSs began trading on the New York Stock Exchange under the symbol "TX" on February 1, 2006. The Company's Initial Public Offering was settled on February 6, 2006.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium's ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderurgica del Turbio Sidetur S.A. ("Sidetur"), a subsidiary of Siderurgica Venezolana Sivensa S.A. ("Sivensa"), exchanged with Inversora Siderurgica Limited ("ISL", a wholly-owned subsidiary of Ternium's majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. ("Amazonia") and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issues shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under "Contributions from shareholders" line items in the Statement of changes in shareholders' equity and amounts to USD 50,083.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.


2 BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2007). The consolidated financial statements are presented in thousands of United States dollars ("USD").

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustin and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements for the years ended December 31, 2005 and 2004 include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

2 Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------------
                      Company                        Country of             Main activity            Percentage of ownership at
                                                    Organization                                            December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2006            2005
----------------------------------------------------------------------------------------------------------------------------------
 Ternium S.A.                                     Luxembourg       Holding of  investments  in flat      100.00%         100.00%
                                                                   and  long  steel   manufacturing
                                                                   and distributing companies
 Hylsamex S.A. de C.V. (1)                        Mexico           Holding company                        88.22%          86.68%
 Siderar S.A.I.C.                                 Argentina        Manufacturing   of  flat   steel       60.93%          56.07%
                                                                   products
 Sidor C.A. (2)                                   Venezuela        Manufacturing   and  selling  of       56.38%          53.20%
                                                                   steel products
 Ternium Internacional S.A.                       Uruguay          Holding  company  and  marketing      100.00%         100.00%
 (formerly Techintrade Uruguay S.A.)                               of steel products
 III Industrial Investments Inc. (B.V.I.)         British Virgin   Holding company                       100.00%         100.00%
                                                  Islands
 Inversiones Siderurgicas S.A.                    Panama           Holding company                       100.00%         100.00%
 Ylopa - Servicios de Consultadoria Lda. (3)      Madeira - Free   Participation    in   the   debt       95.66%          95.12%
                                                  zone             restructuring     process     of
                                                                   Amazonia and Sidor C.A.
 Consorcio Siderurgia Amazonia Ltd.(4)            Cayman Islands   Holding   of    investments   in       94.39%          89.07%
                                                                   Venezuelan steel companies
 Fasnet International S.A.                        Panama           Holding company                       100.00%         100.00%
 Alvory S.A.                                      Uruguay          Holding   of    investment    in      100.00%         100.00%
                                                                   procurement services companies
 Comesi San Luis S.A.I.C. (5)                     Argentina        Production  of cold or hot  rold       61.32%          56.07%
                                                                   prepainted,  formed and  skelped
                                                                   steel sheets
 Inversiones Basilea S.A. (6)                     Chile            Purchase   and   sale   of  real       60.93%          56.07%
                                                                   estate and other
 Prosid Investments S.C.A.(6)                     Uruguay          Holding company                        60.93%          56.07%
 Impeco S.A. (6)                                  Argentina        Manufacturing of pipe products         60.93%          60.93%
 Socominter de Guatemala S.A. (7)                 Guatemala        Marketing of steel products           100.00%         100.00%
 Ternium Internacional Espana S.A. (formerly      Spain            Marketing of steel products           100.00%         100.00%
 Socominter de Espana S.A.U.) (7)
 Ternium Internacional Ecuador S.A. (formerly     Ecuador          Marketing of steel products           100.00%         100.00%
 Socotrading S.A.) (7)
 Ternium International USA Corporation (formerly  USA              Marketing of steel products           100.00%         100.00%
 Techintrade Corporation) (7)
 Ternium Internationaal B.V. (formerly Techint    Netherlands      Marketing of steel products           100.00%         100.00%
 Engineering Company B.V.)(7)
------------------------------------------------------------------------------------------------------------------ ---------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

2 Basis of presentation (continued)

-------------------------------------------------------------------------------------------------------------------------------
                    Company                      Country of             Main activity             Percentage of ownership at
                                                Organization                                             December 31,
                                                                                                 -------------- ---------------
                                                                                                     2006            2005
--------------------------------------------------------------------------------------------------------------- ---------------
 Ternium Internacional Peru S.A.C. (formerly   Peru           Marketing of steel products             100.00%         100.00%
 Techintrade del Peru S.A.C.) (7)
 Ternium International Inc.(7)                 Panama         Marketing of steel products             100.00%               -
 Hylsa S.A. de C.V. (8)                        Mexico         Manufacturing  and selling of steel      88.22%          86.68%
                                                              products
 Express Anahuac S.A. de C.V. (8)              Mexico         Freight services                         88.22%          86.68%
 Ferropak Comercial S.A. de C.V. (8)           Mexico         Scrap company                            88.22%          86.68%
 Ferropak Servicios S.A. de C.V. (8)           Mexico         Services                                 88.22%          86.68%
 Galvacer America Inc (8)                      USA            Distributing company                     88.22%          86.68%
 Galvamet America Corp (8)                     USA            Manufacturing   and   selling   of       88.22%          86.68%
                                                              insulates panel products
 Transamerica E. & I. Trading Corp (8)         USA            Scrap company                            88.22%          86.68%
 Galvatubing Inc. (8)                          USA            Manufacturing  and selling of pipe       88.22%          86.68%
                                                              products
 Las Encinas S.A. de C.V. (8)                  Mexico         Exploration,    explotation    and       88.22%          86.68%
                                                              pelletizing of iron ore
 Tecnica Industrial S.A. de C.V. (8)           Mexico         Services                                 88.22%          86.68%
 Acerex S.A. de C.V. (9)                       Mexico         Tooling services                          -              43.34%
 Acerex Servicios S.A. de C.V. (9)             Mexico         Services                                  -              43.34%
 Consorcio Minero Benito Juarez Pena Colorada  Mexico         Exploration,    explotation    and       44.11%          43.34%
 S.A.de C.V. (9)                                              pelletizing of iron ore
 Pena Colorada Servicios S.A. de C.V. (9)      Mexico         Services                                 44.11%          43.34%
--------------------------------------------------------------------------------------------------------------- ---------------

(1) Indirectly through the participation of III BVI (70.00%) and Siderar S.A.I.C. (29.91%). Total voting rights held: 99.91%.
(2) Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.
(3) Directly (54.62%), indirectly through Inversiones Siderurgicas S.A (34.27%) and Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(4) Directly (60.63%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%) and Inversiones Siderurgicas S.A. (25.00%). Total voting rights held: 100.00%.
(5) Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(6)  Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(7)  Indirectly through Ternium Internacional S.A. Uruguay.
(8)  Indirectly through the participation in Hylsamex. Total voting rights held:
     99.91%. See Note 3 e).
(9)  Indirectly through the participation in Hylsamex. Total voting rights held:
     50.00%.



At December 31, 2006, Hylsa Latin LLC (disolved on January 9, 2006), Ternium Internazionale Italia S.R.L., Galvacer Chile S.A. and Galvacer Costa Rica were in process of liquidation.

Eliminations of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

2 BASIS OF PRESENTATION (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 27, 2007.

3   ACQUISITION OF BUSINESS

(a) Impeco S.A.

On November 18, 2005, Ternium's Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 73.3 million in the year ended December 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:
                                                 USD THOUSANDS
                                                ----------------
       Property, plant and equipment                     47,825
       Inventories                                        8,180
       Deferred tax liabilities                            (875)
       Others assets and liabilities, net                    53
                                                ----------------
       NET                                               55,183
                                                ----------------

(b) Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. ("Acerex") through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium's Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 "Business Combinations" ("IFRS 3"), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c) Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company's issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million.

(d) Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



3 ACQUISITION OF BUSINESS (CONTINUED)

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(e) Hylsamex

On May 18,  2005,  III BVI,  Hylsamex  S.A. de C.V.  and Alfa  entered  into the
Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa's minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex's former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.9% equity interest in that company.

Hylsamex's main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

                                                         USD THOUSANDS
                                                        ----------------
                        Property, plant and equipment         2,129,325
                        Inventories                             345,053
                        Cash and cash equivalents               215,411
                        Deferred tax liabilities               (449,537)
                        Pension benefits                       (116,860)
                        Borrowings                             (751,730)
                        Others assets and
                        liabilities, net                        488,297
                        Minority interest                      (156,651)
                                                        ----------------
                        NET                                   1,703,308
                                                        ----------------

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements:

i) an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders for an aggregate principal amount of USD1,000 million (the "Ternium Credit Facility"). The Ternium Credit Facility is comprised of two equal tranches:

- Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006.
- Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points. The outstanding debt amount is USD 233 million as of December 31, 2006.

ii) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the "Siderar Credit Facility"). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


3 ACQUISITION OF BUSINESS (CONTINUED)

iii) several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the "Subordinated Lenders", the agreements, the "Subordinated Convertible Loan Agreements" and the loans thereunder, the "Subordinated Convertible Loans"). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering.

Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other thing, pay dividends to their shareholders in excess of certain amounts or make other restricted payments, make capital expenditures in excess of certain amounts, grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

(f) Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium's indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 million correspond to the majority shareholders. The excess of Ternium's interest in the net fair value of Amazonia's identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia's net assets over their corresponding carrying amounts.

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:
                                                  USD THOUSAND
                                                -----------------
                 Property, plant and equipment         2,444,289
                 Inventories                             284,676
                 Cash and cash equivalents               305,342
                 Deferred Tax Liabilities               (284,242)
                 Pension Benefits                        (78,425)
                 Provisions                              (37,163)
                 Borrowings                             (656,658)
                 Others assets and
                 liabilities, net                        (13,459)
                 Minority Interest                      (795,178)
                                                -----------------
                 NET                                   1,169,182
                                                -----------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


4 ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(A) GROUP ACCOUNTING

(1) SUBSIDIARY COMPANIES

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company's share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under "Revaluation and other reserves" line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial (expenses) income, net.

(2) ASSOCIATED COMPANIES

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company's interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company's share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) FIRST-TIME APPLICATION OF IFRS

The Company's transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. EXEMPTIONS FROM FULL RETROSPECTIVE APPLICATION - ELECTED BY THE COMPANY

The Company has elected to apply the following optional exemptions from full retrospective application.

(A) FAIR VALUE AS DEEMED COST EXEMPTION
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(B) CUMULATIVE TRANSLATION DIFFERENCES EXEMPTION
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(A) GROUP ACCOUNTING (CONTINUED)

3.2 EXCEPTIONS FROM FULL RETROSPECTIVE APPLICATION FOLLOWED BY THE COMPANY

Ternium has applied the following mandatory exceptions from retrospective application.

(A) DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES EXCEPTION

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(B) HEDGE ACCOUNTING EXCEPTION

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(C) ESTIMATES EXCEPTION

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(D) ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS EXCEPTION

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(B) FOREIGN CURRENCY TRANSLATION

(1) FUNCTIONAL AND PRESENTATION CURRENCY
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) SUBSIDIARY COMPANIES

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet; (ii) income and expenses for each income statement are translated at average exchange rates; and (iii) all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

 (3) TRANSACTIONS IN CURRENCIES OTHER THAN THE FUNCTIONAL CURRENCY

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(C) PROPERTY, PLANT AND EQUIPMENT

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2006, no borrowing costs recorded have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land                                                           No Depreciation
Buildings and improvements                                     20-40 years
Production equipment                                           15-25 years
Vehicles, furniture and fixtures and other equipment           5-15 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (e) "Impairment").

(D)      INTANGIBLE ASSETS

(1) INFORMATION SYSTEMS PROJECTS

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) MINING CONCESSIONS AND EXPLORATION COSTS

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(D) INTANGIBLE ASSETS (CONTINUED)

Exploration costs are classified as intangible assets until the production begins. Exploration costs are tested for impairment annually.

(3) GOODWILL

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

(4) RESEARCH AND DEVELOPMENT

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2006, 2005 and 2004 totaled USD
1.8 million, USD 2.1 million and USD 0.3 million, respectively.

(E) IMPAIRMENT

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At December 31, 2006 and 2005, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 11.

(F) OTHER INVESTMENTS

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

Under IAS 39 "Financial Instruments: Recognition and Measurement", investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Financial (expenses) income, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

(G) INVENTORIES

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at year end are valued at supplier's invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The provision for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(G) INVENTORIES (CONTINUED)

In connection with supplies and spare parts the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

(H) TRADE RECEIVABLES

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognized in the income statement.

(I) CASH AND CASH EQUIVALENTS

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(J) NON CURRENT ASSETS (DISPOSAL GROUP) CLASSIFIED AS HELD FOR SALE

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale at December 31, 2006, totals USD 7.0 million and includes principally land and other real estate items. Sale is expected to be completed within a one-year period.

(K) SHAREHOLDERS' EQUITY

The consolidated statement of changes in shareholders' equity for the years 2006, 2005 and 2004 was prepared based on the following criteria:

o Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.
o Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.
o For purposes of preparing the combined statement of changes in shareholders' equity shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustin, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustin or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa's intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(L) BORROWINGS

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(M) INCOME TAXES - CURRENT AND DEFERRED

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company is subject to subscription tax of 0.2%. The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium's subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in current other liabilities and non current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

(N) EMPLOYEE LIABILITIES

(1) PENSION OBLIGATIONS

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(N) EMPLOYEE LIABILITIES (CONTINUED)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

SIDOR

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the union representing Sidor's employees, on July 6, 1998, Sidor has established a defined contribution plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 "Employee Benefits", Sidor's obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

HYLSAMEX

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries.

The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees.

The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

SIDERAR

Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar's other assets, and therefore this plan is classified as "unfunded" under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2) TERMINATION BENEFITS

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) OTHER COMPENSATION OBLIGATIONS

Employee entitlements to annual leave and long-service leave are accrued as earned.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

4 ACCOUNTING POLICIES (CONTINUED)

(N) EMPLOYEE LIABILITIES (CONTINUED)

(4) SOCIAL SECURITY CONTRIBUTIONS

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(O) PROVISIONS AND OTHER LIABILITIES

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(P) REVENUE RECOGNITION

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 10).

(Q) COST OF SALES, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(R) EARNINGS PER SHARE

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 29).

(S) DERIVATIVE FINANCIAL INSTRUMENTS

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 "Financial risk management".

(T) SEGMENT INFORMATION

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers' requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron and pellets.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers' location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

5 SEGMENT INFORMATION

PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS


                                                FLAT STEEL      LONG STEEL
                                                PRODUCTS        PRODUCTS         OTHER   UNALLOCATED    TOTAL
                                               -----------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2006

Net sales                                       5,047,527     1,262,603       258,845          --      6,568,975
Cost of sales                                  (3,285,569)     (857,753)     (158,062)         --     (4,301,384)
                                               ----------      --------      --------    ---------    ----------
Gross profit                                    1,761,958       404,850       100,783          --      2,267,591

Selling, general and administrative expenses     (477,216)     (118,367)      (28,189)         --       (623,772)
Other operating (expenses) income, net             (9,837)          803         1,784          --         (7,250)
                                               ----------      --------      --------    ---------    ----------
Operating income                                1,274,905       287,286        74,378          --      1,636,569
                                               ----------      --------      --------    ---------    ----------
Capital expenditures - PP&E                       358,541        17,730         7,401          --        383,672
Depreciation - PP&E                               356,518        46,426         1,240          --        404,184

Segment assets
Inventories                                     1,078,954       109,143        53,228          --      1,241,325
Trade receivables                                 407,684       141,228        28,954          --        577,866
 PP&E                                           4,632,273       732,131        56,279          --      5,420,683
Other assets                                         --            --            --       1,530,665    1,530,665

Segment liabilities                               592,734       109,870        24,820     2,555,974    3,283,398



                                                FLAT STEEL      LONG STEEL
                                                PRODUCTS        PRODUCTS         OTHER   UNALLOCATED    TOTAL
                                               -----------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2005

Net sales                                       3,660,427       625,368       161,885          --      4,447,680
Cost of sales                                  (2,002,299)     (386,757)      (99,924)         --     (2,488,980)
                                               ----------      --------       -------    --------     ----------

Gross profit                                    1,658,128       238,611        61,961          --      1,958,700

Selling, general and administrative expenses     (403,815)      (80,444)      (16,331)         --       (500,590)
Other operating (expenses), net                   (56,281)       (2,163)       (7,505)         --        (65,949)
                                               ----------      --------       -------    --------     ----------
Operating income                                1,198,032       156,004        38,125          --      1,392,161
                                               ----------      --------       -------    --------     ----------
Capital expenditures - PP&E                       208,772        14,587          --            --        223,359
Depreciation - PP&E                               267,975        32,604         1,387          --        301,966

Segment assets
Inventories
                                                  859,270       126,536        14,313          --      1,000,119
Trade receivables                                 363,573        74,925        34,262          --        472,760
 PP&E                                           4,653,192       749,305        61,374          --      5,463,871
Other assets                                         --            --            --       1,723,231    1,723,231

Segment liabilities                               717,855       193,247        31,117     4,141,843    5,084,062

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

5 SEGMENT INFORMATION (CONTINUED)



                                      FLAT STEEL
                                       PRODUCTS       TRADING         OTHER     UNALLOCATED      TOTAL
                                      -------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004


Net sales                              1,266,197       325,227         7,501          --       1,598,925
Cost of sales                           (647,815)     (312,447)       (4,742)         --        (965,004)
                                      -----------    ----------      --------   -----------   -----------
Gross profit                             618,382        12,780         2,759          --         633,921

Selling, general and administrative
expenses                                (110,232)       (5,070)       (1,324)                   (116,626)
Other operating (expenses), net           (2,953)         (136)          (35)         --          (3,124)
                                      -----------    ----------      --------   -----------   -----------
Operating income                         505,197         7,574         1,400          --         514,171
                                      -----------    ----------      --------   -----------   -----------
Capital expenditures - PP&E               83,763            --            --            --        83,763
Depreciation - PP&E                       92,596            86            --            --        92,682

Segment assets
Inventories, net                         233,624        20,100           562            --       254,286
Trade receivables                        111,945        58,877           783            --       171,605
PP&E                                   1,244,294           397            --            --     1,244,691
Investment in Amazonia                   309,195            --            --            --       309,195
Other assets                             468,673        95,047            --       103,133       666,853

Segment liabilities                      635,461       143,629            --        95,689       874,779



SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS


                                                     SOUTH
                                                     CENTRAL       NORTH    EUROPE AND
                                                     AMERICA      AMERICA     OTHER          TOTAL
                                                   ------------ ------------------------ ------------
YEAR ENDED DECEMBER 31, 2006
Net sales                                            3,704,294    2,768,755    95,926      6,568,975
Segment assets
Trade receivables                                      202,784      355,631    19,451        577,866
Property, plant and equipment                        3,450,176    1,970,420        87      5,420,683

Depreciation - PP&E                                    270,453      133,688        43        404,184
Capital  expenditures - PP&E                           286,008       97,662         2        383,672

YEAR ENDED DECEMBER 31, 2005
Net sales                                            2,805,214    1,290,353   352,113      4,447,680
Segment assets
Trade receivables                                       64,837      335,795    72,128        472,760
Property, plant and equipment                        3,409,045    2,054,687       139      5,463,871

Depreciation - PP&E                                    249,808       52,132        26        301,966
Capital  expenditures - PP&E                           180,867       42,473        19        223,359

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

5 SEGMENT INFORMATION (CONTINUED)

                               SOUTH AND
                               CENTRAL         NORTH     EUROPE AND
                               AMERICA        AMERICA      OTHER      TOTAL
                               ----------    ---------   ---------- -----------
YEAR ENDED DECEMBER 31, 2004

Net sales                       1,123,692     230,829     244,404   1,598,925
Segment assets
Trade receivables                  50,956      42,563      78,086     171,605
Property, plant and equipment   1,244,428          93         170   1,244,691

Depreciation - PP&E                92,626          25          31      92,682

Capital expenditures - PP&E        83,763        --          --        83,763


6        COST OF SALES

                                                                       YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                                2006             2005              2004
                                                          ---------------  --------------    ------------
INVENTORIES AT THE BEGINNING OF THE YEAR                        1,000,119         254,286         144,307
Acquisition of business                                             8,180         629,729               -
PLUS: CHARGES FOR THE YEAR
Raw materials and consumables used and other movements          3,019,408       1,642,793         781,337
Services and fees                                                 152,978         119,155          42,277
Labor cost                                                        520,717         306,215          89,362
Depreciation of property, plant and equipment                     377,808         279,480          89,836
Amortization of intangible assets                                  14,470          10,488           5,400
Maintenance expenses                                              350,903         207,490          62,488
Office expenses                                                     8,135           8,020           1,145
Freight and transportation                                         25,451          22,746          18,746
Insurance                                                          10,041           4,749             815
Provision for obsolescence                                         30,320           7,927               -
Recovery from sales of scrap and by-products                      (48,488)        (35,266)        (23,315)
Others                                                             72,667          31,287           6,892
LESS: INVENTORIES AT THE END OF THE YEAR                       (1,241,325)     (1,000,119)       (254,286)
                                                          ---------------  --------------    ------------
COST OF SALES                                                   4,301,384       2,488,980         965,004
                                                          ---------------  --------------    ------------


7 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                        YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                                2006             2005             2004
                                                           ---------------- ---------------------------------
Services and fees                                                  52,169           48,668         15,728
Labor cost                                                        157,155          119,960         24,249
Depreciation of property plant and equipment                       26,376           22,486          2,846
Amortization of intangible assets                                   5,841            3,951          1,110
Maintenance and expenses                                           17,397            7,316          2,162
Taxes                                                              44,781           45,108         21,911
Office expenses                                                    29,722           24,529          1,540
Freight and transportation                                        271,286          217,368         42,354
Insurance                                                           1,234              475            529
Recovery of provision for impairment of trade receivables          (5,207)          (2,467)        (2,326)
Others                                                             23,018           13,196          6,523
                                                           ---------------- ---------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                      623,772          500,590        116,626
                                                           ---------------- ---------------------------------


                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

LABOR COSTS (INCLUDED IN COST OF SALES, SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES)

                                                                        YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                                2006             2005             2004
                                                           ---------------- ----------------- ---------------
Wages, salaries and social security costs                        558,800            361,250          104,268
Termination benefits                                              18,176             40,364            7,969
Pension benefits - defined benefit plan (Note 25 (i))            100,896             24,561            1,374
                                                           ---------------- ----------------- ---------------
                                                                 677,872            426,175          113,611
                                                           ---------------- ----------------- ---------------

9        OTHER OPERATING  EXPENSES, NET

                                                                        YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------
                                                                2006             2005             2004
                                                           ---------------- ----------------- ------------
(I)  OTHER OPERATING INCOME                                        16,716            6,543            502
                                                           ---------------- ----------------- -------------
(II) OTHER OPERATING  EXPENSES
     Provision for  legal claims and other matters                 (8,645)         (13,586)        (2,714)
     Others                                                        (1,998)          (4,558)          (912)
                                                           ---------------- ----------------- -------------
     TOTAL OTHER OPERATING EXPENSES                               (10,643)         (18,144)        (3,626)
                                                           ---------------- ----------------- -------------
(III)DERECOGNITION OF PROPERTY, PLANT AND EQUIPMENT               (13,323)         (54,348)              -
                                                           ---------------- ----------------- -------------

      TOTAL OTHER OPERATING EXPENSES, NET                        (7,250)          (65,949)        (3,124)
                                                           ---------------- ----------------- -------------

10       OTHER FINANCIAL (EXPENSES) INCOME, NET

                                                                        YEAR ENDED DECEMBER 31
                                                           ------------------------------------------------
                                                                2006             2005             2004
                                                           ---------------- ---------------- --------------
 Debt issue costs                                                 (13,686)          (3,171)              -
 Net foreign exchange transaction gains and change in fair
 value of derivative instruments                                  (16,541)         (28,828)           9,845
 Income from Participation Account (i)                                 -            44,050          203,429
 Loss from Participation Account (i)                             (270,161)        (265,207)               -
 Others                                                           (22,029)          (8,296)          (1,639)
                                                           ---------------- ---------------- --------------
 OTHER FINANCIAL (EXPENSES) INCOME, NET                          (322,417)        (261,452)         211,635
                                                           ---------------- ---------------- ----------------

(i) As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor's creditors in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

    Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in above has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium's share of the Participation Account has been offset against Amazonia's loss for the same concept and shown net under Loss from Participation Account line item.

11 EQUITY IN EARNINGS OF ASSOCIATED COMPANIES

                                                                          YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------
                                                                   2006            2005             2004
                                                               -------------    ------------    -------------
  Equity in earnings of associated companies (Note 15)                4,534          21,524           60,908
  Impairments (i)                                                         -               -          148,293
                                                               -------------    ------------    -------------
  EQUITY IN EARNINGS OF ASSOCIATED COMPANIES                          4,534          21,524          209,201
                                                               -------------    ------------    -------------

(i) The accumulated impairment loss over the Company's investment in Amazonia at December 31, 2003 (totaling USD 148,293) was fully reversed in fiscal year 2004.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

12 INCOME TAX EXPENSE

INCOME TAX

Income tax expense for each of the years presented is as follows:



                                                                             YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------
                                                                        2006           2005           2004
                                                                   ---------------------------------------------
Current tax                                                             (387,741)      (246,024)      (209,147)
Deferred tax (Note 24)                                                   111,418         24,990         31,661
Utilization of previously unrecognized tax losses (see Note 24)           13,967          2,542              -
                                                                   ---------------------------------------------
                                                                        (262,356)      (218,492)      (177,486)
                                                                   ---------------------------------------------

Income tax expense for the years ended December 31, 2006, 2005 and 2004 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

                                                                             YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------------
                                                                         2006           2005           2004
                                                                   ---------------------------------------------
Income before income tax                                              1,258,322      1,291,305         925,661

Income tax expense at statutory tax rate                               (383,498)      (271,953)       (179,827)
Non taxable income / (losses)                                           156,008         70,115           2,341
Non deductible expenses                                                 (36,050)       (19,196)              -
Utilization of previously unrecognized tax losses                        13,967          2,542               -
Provisions for tax loss carry-forwards                                  (12,783)             -               -
                                                                   ---------------------------------------------
INCOME TAX EXPENSE                                                     (262,356)      (218,492)       (177,486)
                                                                   ---------------------------------------------


13       PROPERTY, PLANT AND EQUIPMENT, NET


YEAR ENDED DECEMBER 31, 2006                                                  VEHICLES,
                                                  BUILDING AND   PRODUCTION   FURNITURE     WORK IN      SPARE
                                         LAND     IMPROVEMENTS   EQUIPMENT   AND FIXTURES   PROGRESS     PARTS         TOTAL
                                      -------------------------------------------------------------------------------------------
COST
Values at the beginning of the year      314,467     1,441,769     5,257,096       187,207       190,356      18,619   7,409,514
Translation differences                   (3,807)      (11,287)      (43,129)       (1,644)         (770)       (155)    (60,792)
Acquisition of business                    2,624        42,603         2,598             -             -           -      47,825
  Additions                                    -             -        21,275         3,424       351,744       7,229     383,672
Disposals / Consumptions                     (19)          (40)       (1,374)       (2,500)            -        (106)     (4,039)
Derecognition                                  -             -       (38,950)          (17)         (192)          -     (39,159)

Transfers                                 (1,749)       83,648        87,448         5,588      (189,855)          -     (14,920)
                                       -------------------------------------------------------------------------------------------
Values at the end of the year            311,516     1,556,693     5,284,964       192,058       351,283      25,587   7,722,101
                                       -------------------------------------------------------------------------------------------
DEPRECIATION
Accumulated  at the  beginning  of the
 year                                          -      (386,021)   (1,442,682)     (116,019)            -        (921) (1,945,643)
Translation differences                        -         3,706        13,403         1,097             -          12      18,218
  Depreciation charge                          -       (83,357)     (305,320)      (15,397)            -        (110)   (404,184)
Disposals / Consumptions                       -            20           388         1,582             -          85       2,075
Derecognition                                  -             -        25,836             -             -           -      25,836
Transfers                                      -         2,280             -             -                                 2,280
                                       -------------------------------------------------------------------------------------------
Accumulated at the end of the year             -      (463,372)   (1,708,375)     (128,737)            -        (934) (2,301,418)
                                       -------------------------------------------------------------------------------------------
AT DECEMBER 31, 2006                     311,516     1,093,321     3,576,589        63,321       351,283      24,653   5,420,683
                                       --------------------------------------------------------------------------------------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

13       PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)


YEAR ENDED DECEMBER 31, 2005                                               VEHICLES,
                                               BUILDING AND   PRODUCTION   FURNITURE     WORK IN      SPARE
                                      LAND     IMPROVEMENTS   EQUIPMENT   AND FIXTURES   PROGRESS     PARTS         TOTAL
                                    ------------------------------------------------------------------------------------------
COST
COST
Values at the beginning of the
year                                  23,427       682,576     2,217,688       141,212        36,865        16,331     3,118,099
Translation differences               (6,243)      (98,975)     (266,065)       (6,484)      (10,094)         (382)     (388,243)
Acquisition of business              290,765       819,850     3,230,621        47,863       184,515          --       4,573,614
Additions                                266         7,539        42,747         2,633       165,966         4,208       223,359
Disposals / Consumptions                --             (52)       (8,021)       (1,331)         --          (1,538)      (10,942)
Derecognition                           --         (28,977)      (75,331)       (2,065)         --            --        (106,373)
Transfers                              6,252        59,808       115,457         5,379      (186,896)         --            --
                                    --------------------------------------------------------------------------------------------
Values at the end of the year        314,467     1,441,769     5,257,096       187,207       190,356        18,619     7,409,514
                                    --------------------------------------------------------------------------------------------
DEPRECIATION
Accumulated at the beginning of
the year                                --        (392,996)   (1,368,813)     (109,797)         --          (1,802)   (1,873,408)
Translation differences                 --          61,210       107,768         3,773          --              (2)      172,749
Depreciation charge                     --         (68,442)     (221,566)      (11,801)         --            (157)     (301,966)
Disposals / Consumptions                --              35         3,086           796          --           1,040         4,957
Derecognition                           --          14,172        36,843         1,010          --            --          52,025
                                    --------------------------------------------------------------------------------------------
Accumulated at the end of the year      --        (386,021)   (1,442,682)     (116,019)         --            (921)   (1,945,643)
                                    --------------------------------------------------------------------------------------------
AT DECEMBER 31, 2005                 314,467     1,055,748     3,814,414        71,188       190,356        17,698     5,463,871
                                    --------------------------------------------------------------------------------------------

14 INTANGIBLE ASSETS, NET

 YEAR ENDED DECEMBER 31, 2006                                        MINING
                                                INFORMATION      CONCESSIONS AND
                                              SYSTEM PROJECTS   EXPLORATION COSTS      GOODWILL          TOTAL
                                             --------------------------------------------------------------------
COST
Values at the beginning of the year                   50,385            126,934         399,694          577,013
Translation differences                                (409)            (1,159)          (2,426)          (3,994)
Additions                                             18,350              3,795             675           22,820
                                             --------------------------------------------------------------------
Values at the end of the year                         68,326            129,570         397,943          595,839
                                             --------------------------------------------------------------------
AMORTIZATION
Accumulated at the beginning of the year             (19,807)            (4,324)              -          (24,131)
Translation differences                                  147                 43               -              190
Amortization charge                                  (11,216)            (9,095)              -          (20,311)
                                             --------------------------------------------------------------------
Accumulated at the end of the year                   (30,876)           (13,376)              -          (44,252)
                                             --------------------------------------------------------------------
AT DECEMBER 31, 2006                                  37,450            116,194         397,943          551,587
                                             --------------------------------------------------------------------


                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


14 INTANGIBLE ASSETS, NET (CONTINUED)

 YEAR ENDED DECEMBER 31, 2005                                 MINING
                                          INFORMATION      CONCESSIONS AND
                                        SYSTEM PROJECTS   EXPLORATION COSTS    GOODWILL       TOTAL
                                       ----------------------------------------------------------------
COST
Values at the beginning of the year          20,547                  -               -         20,547
Translation differences                      (1,767)              (603)         (5,694)        (8,064)
Acquisition of business                      10,538            127,101               -        137,639
Additions                                    21,144                436         405,388        426,968
Disposals                                       (77)                 -               -            (77)
                                        ---------------------------------------------------------------
Values at the end of the year                50,385            126,934         399,694        577,013
                                        ---------------------------------------------------------------
AMORTIZATION
Accumulated at the beginning of the         (10,498)                 -               -        (10,498)
year
Translation differences                         806                  -               -            806
Amortization charge                         (10,115)            (4,324)              -        (14,439)
                                        ---------------------------------------------------------------
Acumulated at the end of the year           (19,807)            (4,324)              -        (24,131)
                                        ---------------------------------------------------------------
AT DECEMBER 31, 2005                         30,578            122,610         399,694        552,882
                                        ---------------------------------------------------------------


15 INVESTMENTS IN ASSOCIATED COMPANIES

                                                                      YEAR ENDED DECEMBER 31,
                                                                  ---------------------------
                                                                     2006            2005
                                                                  ---------------------------
     At the beginning of  the year                                     9,122      309,318
     Translation adjustment                                               31       (3,554)
     Acquisition of associated companies                               2,598            -
     Equity in earnings of associated companies                        4,534       21,524
     Consolidation of Amazonia (see Note 3)                                -     (318,166)
                                                                  ---------------------------
     AT THE END OF  THE YEAR                                          16,285        9,122
                                                                  ---------------------------

The principal associated companies, all of which are unlisted, are:


                                         COUNTRY OF          VOTING RIGHTS            VALUE AT DECEMBER 31,
               COMPANY                 INCORPORATION        AT DECEMBER 31,
-------------------------------------- ---------------------------------------------------------------------------
                                                           2006          2005          2006            2005
-------------------------------------- --------------- -----------------------------------------------------------
Lomond Holdings BV. (1)                Holanda             50.00%             -        2,747               -
Matesi Materiales Siderurgicos S.A.(2) Venezuela           49.80%        49.80%       12,866           9,002
Compania Afianzadora de Empresas
Siderurgicas S.G.R. (3)                Argentina           38.89%        38.89%          120             120
Finma S.A.I.F. (4)                     Argentina           33.33%             -          552               -
                                                                                   --------------- ---------------
                                                                                      16,285           9,122
                                                                                   --------------- ---------------

(1)      Holding Company. Indirectly through the participation in Alvory.
(2) Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3) Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4) Consulting and financial services. Indirectly through the participation in Siderar.

16 OTHER INVESTMENTS, NET - NON-CURRENT

                                                                                        AS OF  DECEMBER 31,
                                                                                     --------------------------
                                                                                         2006         2005
                                                                                     --------------------------
Investments in companies under cost method                                                243            243
Time deposits with related parties (i)                                                 11,249         10,450
Guarantee fund Compania Afianzadora de Empresas Siderugicas S.G.R. (ii)                 2,978          3,402
Provision for impairment of other investments (Note 22 )                               (1,083)        (1,488)
                                                                                     --------------------------
 TOTAL                                                                                 13,387         12,607
                                                                                     --------------------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)




16 OTHER INVESTMENTS, NET - NON-CURRENT (CONTINUED)

 (I) TIME DEPOSITS WITH RELATED PARTIES

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(II) GUARANTEE FUND COMPANIA AFIANZADORA DE EMPRESAS SIDERURGICAS S.G.R..

Corresponds to the Company's portion of the risk funds sponsored by Compania Afianzadora de Empresas Siderurgicas S.G.R., which acts as guarantor of third parties' debts.

17 RECEIVABLES, NET - NON-CURRENT


                                                                                               AS OF DECEMBER 31,
                                                                                           --------------------------
                                                                                               2006          2005
                                                                                           --------------------------
       Receivables with related parties (Note 30)                                              63,323        39,285
       Employee advances and loans                                                             12,616         6,323
       Trade receivables                                                                        1,373         3,474
       Receivables from sale of fixed assets                                                    1,542         1,729
       Others                                                                                   1,422         1,028
       Provision for impairment - receivables (Note 22 )                                      (1,373)        (3,024)
                                                                                           ------------- ------------
                                                                                               78,903        48,815
                                                                                           ------------- ------------

18 RECEIVABLES - CURRENT

                                                                                               AS OF DECEMBER 31,
                                                                                           -------------------------
                                                                                              2006          2005
                                                                                           ------------ ------------
            Value added tax                                                                     8,513        55,326
            Asset tax                                                                          15,892        60,312
            Prepaid taxes                                                                       3,550         2,894
            Employee advances and loans                                                         6,222         5,943
            Advances to suppliers                                                              27,583        58,839
            Expenses paid in advance                                                           12,175        15,172
            Government tax refunds on exports                                                  43,531        36,425
            Receivables with related parties (Note 30)                                         42,619        35,548
            Others, net                                                                        15,733        20,843
                                                                                           ------------ ------------
                                                                                              175,818       291,302
                                                                                           ------------ ------------

19 INVENTORIES, NET

                                                                                               AS OF DECEMBER 31,
                                                                                           -------------------------
                                                                                              2006          2005
                                                                                           ------------- -----------
               Raw materials, materials and spare parts                                      519,530       509,266
               Goods in process                                                              458,839       298,847
               Finished goods                                                                262,873       201,085
               Goods in transit                                                               78,862        43,740
               Provision for obsolescence (Note 23)                                         (78,779)      (52,819)
                                                                                           ------------- -----------
                                                                                           1,241,325     1,000,119
                                                                                           ------------- -----------

20 TRADE RECEIVABLES, NET

                                                                                               AS OF DECEMBER 31,
                                                                                         ---------------------------
                                                                                              2006          2005
                                                                                         ------------- -------------
 Current accounts                                                                          592,800       487,952
 Trade receivables with related parties (Note 30)                                           10,149        14,659
 Provision for impairment - trade receivables (Note 23 )                                   (25,083)      (29,851)
                                                                                         ------------- -------------
                                                                                           577,866       472,760
                                                                                         ------------- -------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



21 CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

                                                                                      AS OF DECEMBER 31,
                                                                                -------------------------------
                                                                                     2006            2005
                                                                                --------------- ---------------
(I)     OTHER INVESTMENTS
Trust funds with specific objective (Note 30)                                              -             5,185
                                                                                --------------- ---------------
                                                                                           -             5,185
                                                                                --------------- ---------------
(II)    CASH AND CASH EQUIVALENTS
Cash at banks and in hand                                                             65,035           117,737
Deposits and foreign private sector bonds                                            567,967           637,243
Restricted cash                                                                       10,350            10,650
                                                                                --------------- ---------------
                                                                                     643,352           765,630
                                                                                --------------- ---------------


22 PROVISIONS - NON CURRENT


                                                   DEDUCTED FROM ASSETS          LIABILITIES
                                           --------------------------------- ------------------
                                                 PROVISION FOR IMPAIRMENT      LEGAL CLAIMS
                                                                                    AND
                                                                               OTHER MATTERS
                                           ---------------------------------
                                             RECEIVABLES        OTHER
                                                              INVESTMENTS
                                           --------------------------------- ------------------
YEAR ENDED DECEMBER 31, 2006
Values at the beginning of the year                 3,024           1,488           54,138
Translation differences                               (27)            (17)            (137)
Additional provisions                                   -                -           9,966
Reversals                                          (1,624)           (388)          (1,321)
Used                                                    -               -           (2,103)
                                           --------------------------------- ------------------
AT DECEMBER 31, 2006                                1,373           1,083           60,543
                                           --------------------------------- ------------------

YEAR ENDED DECEMBER 31, 2005
Values at the beginning of the year                 3,404           2,001           12,885
Translation differences                               (47)            (17)          (4,355)
Acquisition of business                                 -               -           37,163
Additional provisions                                   -               -           13,586
Reversals                                            (333)              -                -
Used                                                    -            (496)          (5,141)
                                           --------------------------------- ------------------
AT DECEMBER 31, 2005                                3,024           1,488           54,138
                                           --------------------------------- ------------------


23 PROVISIONS - CURRENT
                                                 DEDUCTED FROM ASSETS

                                            --------------------------------
                                              PROVISION FOR    PROVISION FOR
                                              IMPAIRMENT -     OBSOLESCENCE
                                            TRADE RECEIVABLES
                                            ----------------------------------
YEAR ENDED DECEMBER 31, 2006
Values at the beginning of  the year                29,851         52,819
Translation differences                               (420)          (513)
Reversals                                           (3,937)       (19,300)
Additional provisions                                  354         49,620
Used                                                  (765)        (3,847)
                                            ----------------------------------
AT DECEMBER 31, 2006                                25,083         78,779
                                            ----------------------------------
YEAR ENDED DECEMBER 31, 2005
Values at the beginning of  the year                10,754         12,524
Translation differences                               (418)        (1,802)
Reversals                                           (3,987)             -
Acquisition of business                             30,617         37,897
Additional provisions                                1,853          7,927
Used                                                (8,968)        (3,727)
                                            ----------------------------------
AT DECEMBER 31, 2005                                29,851         52,819
                                            ----------------------------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



24 DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                     2006            2005
                                                                                --------------- ----------------
At beginning of the year                                                           (1,019,062)        (337,473)
Acquisition of business                                                                (1,067)        (711,028)
Translation differences                                                                 9,705            4,449
Uses of tax loss carry-forwards                                                       (63,677)              -
Income statement credit                                                               125,385           24,990
                                                                                --------------- ----------------
AT END OF THE YEAR                                                                   (948,716)      (1,019,062)
                                                                                --------------- ----------------


The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:



         DEFERRED TAX LIABILITIES              FIXED      INVENTORIES   INTANGIBLE       OTHER          TOTAL AT
                                               ASSETS                     ASSETS                      DECEMBER 31,
                                                                                                          2006
------------------------------------------- ------------- -------------------------- --------------- ---------------
At beginning of year                        (1,054,020)    (107,175)     (45,849)        (43,476)       (1,250,520)
Acquisition of business                         (1,140)           3            -               -            (1,137)
Translation differences                          9,876        1,816          684             (48)           12,328
Income statement credit (charge)                78,056       20,908        3,902         (27,468)           75,398
                                            ------------- -------------------------- --------------- ---------------
AT END OF YEAR                               (967,228)      (84,448)     (41,263)        (70,992)       (1,163,931)
                                            ------------- -------------------------- --------------- ---------------


           DEFERRED TAX ASSETS               PROVISIONS      TRADE       TAX LOSS        OTHER          TOTAL AT
                                                          RECEIVABLES  CARRY-FORWARDS                 DECEMBER 31,
                                                                                                          2006
------------------------------------------- ------------- -------------------------- --------------- ---------------

At beginning of year                            36,312        20,322       98,213          76,611           231,458
Acquisition of business                             39             -            -              31                70
Translation differences                           (385)         (133)      (1,486)           (620)           (2,624)
Uses of tax loss carry-forwards                      -             -      (63,677)               -          (63,677)
Income statement credit                          1,533         3,394       13,967          31,094            49,988
                                            ------------- -------------------------- --------------- ---------------
AT END OF YEAR                                  37,499        23,583       47,017         107,116           215,215
                                            ------------- -------------------------- --------------- ---------------


Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2006 and 2005, USD 36,439 and USD 29,126, respectively, have been classified as non-current assets and USD 985,155 and USD 1,048,188, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:

                                                                        AS OF DECEMBER 31,
                                                                                2006
                                                                       ---------------------
Deferred tax assets to be recovered after more than 12 months                158,205
Deferred  tax liabilities to be settled after more than 12 months         (1,078,181)
                                                                       ---------------------
                                                                            (919,976)
                                                                       ---------------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


25 OTHER LIABILITIES

                                                                                       AS OF DECEMBER 31,
                                                                                 --------------------------------
                                                                                      2006             2005
                                                                                 ---------------- ---------------
(I) OTHER LIABILITIES - NON-CURRENT
     Termination benefits                                                              3,716            3,118
     Pension benefits                                                                263,454          177,899
     Related Parties (Note 30)                                                         1,149                 -
     Other                                                                             6,247            6,900
                                                                                ---------------------------------
                                                                                     274,566          187,917
                                                                                ---------------------------------


 PENSION BENEFITS

The amounts recognized in the consolidated balance sheet are determined as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                       ---------------------------------
                                                                                              2006            2005
                                                                                        ---------------------------------
         Present value of unfunded obligations                                                304,922       172,394
         Unrecognized actuarial (losses) gains                                                (16,282)        8,594
         Unrecognized prior service costs                                                     (25,186)       (3,089)
                                                                                        ---------------------------------
         LIABILITY IN THE BALANCE SHEET                                                       263,454       177,899
                                                                                        ---------------------------------

The amounts recognized in the consolidated income statement are as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                     2006            2005
                                                                                --------------------------------
Current service cost                                                                   8,079            7,227
Interest cost                                                                         36,549           17,785
Changes to pension plan (1)                                                           46,947                -
Amortization of prior service costs                                                      593              443
Net actuarial losses (gains) recognized in the year                                    8,728             (894)
                                                                                --------------------------------
TOTAL INCLUDED IN LABOR COSTS                                                        100,896           24,561
                                                                                --------------------------------

(1) In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was accordingly adjusted.

Changes in the liability recognized in the consolidated balance sheet are as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                       ---------------------------------
                                                                                              2006             2005
                                                                                       ---------------------------------
          At the beginning of the year                                                        177,899            6,117
          Acquisition of business - Amazonia                                                        -          195,285
          Transfers and new participants of the plan                                             (130)         (25,153)
          Total expense                                                                       100,896           24,561
          Translation differences                                                              (1,355)          (9,550)
          Contributions paid                                                                  (13,856)         (13,361)
                                                                                        ---------------------------------
          AT THE END OF YEAR                                                                  263,454          177,899
                                                                                        ---------------------------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



25 OTHER LIABILITIES (CONTINUED)

The principal actuarial assumptions used were as follows:

            VENEZUELA                                                                               YEAR ENDED DECEMBER 31,
                                                                                                  ---------------------------
                                                                                                        2006          2005
                                                                                                  ------------- -------------
            Discount rate                                                                                26.81%        23.32 %
            Rate of compensation increase                                                                16.34%      16.34 %

            MEXICO                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  ---------------------------
                                                                                                        2006          2005
                                                                                                  ------------- -------------
            Discount rate                                                                                 9.50%         8.67 %
            Rate of compensation increase                                                                 4.00%         4.54 %


            ARGENTINA                                                                               YEAR ENDED DECEMBER 31,
                                                                                                  ---------------------------
                                                                                                        2006          2005
                                                                                                  ------------- -------------
            Discount rate                                                                                 7.00%        7.00 %
            Rate of compensation increase                                                                 2.00%        2.00 %

                                                                                                      AS OF DECEMBER 31,
                                                                                                   --------------------------
                                                                                                         2006         2005
                                                                                                   --------------------------
            (II) OTHER LIABILITIES - CURRENT
                 Payroll and social security payable                                                   81,841        67,639
                 Termination benefits                                                                   2,885        18,966
                 Participation account                                                                 54,454        90,186
                 Related Parties (Note 30)                                                             15,090            17
                 Others                                                                                 4,104        17,265
                                                                                                   ------------ -------------
                                                                                                      158,374       194,073
                                                                                                   ------------ -------------




26 DERIVATIVE FINANCIAL INSTRUMENTS

NET FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

The net fair values of derivative financial instruments at December 31, 2006 and 2005 were as follows:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                          -----------------------------
                                                                                               2006          2005
                                                                                          -----------------------------
      CONTRACTS WITH POSITIVE FAIR VALUES:

      Interest rate swap contracts                                                                 6,857        5,316
      Foreign exchange contracts                                                                     995           86
                                                                                          -----------------------------
                                                                                                   7,852        5,402
                                                                                          -----------------------------
      CONTRACTS WITH NEGATIVE FAIR VALUES:
      Commodities contracts                                                                      (15,487)           -
                                                                                          -----------------------------
                                                                                                 (15,487)           -
                                                                                          -----------------------------

Derivative financial instruments breakdown is as follows:

A) INTEREST RATE CONTRACTS

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company's interest payments and the value of its fixed rate debt. As of December 31, 2006, most of the Company's long-term borrowings were at variable rates.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


26 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 226.2 million.

On September 1, 2005, Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and Deutsche Bank AG with a notional amount of USD 100 million each to manage its exposure to changes in market rates associated with the Siderar Credit Facility by setting the interest rate to 4.18% and 4.20% per annum, respectively. These interest rate swaps are due on August 22, 2008 and provide for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. At December 31, 2006 the notional amount totaled USD 160 million.

In March 2003, Hylsa entered into several interest rate cap agreements to manage the impact of the floating interest rate changes on its financial debt. As of December 31, 2006, Hylsa has an agreement, with a notional amount of USD 179.9 million and a fixed interest rate of 7.00% per annum; and another agreement with a notional amount of USD 24.5 million and a fixed interest rate of 5.0% per annum, both with Credit Suisse. These two agreements are due on January 2, 2008 and on January 22, 2007, respectively.


                                                                                     FAIR VALUE AT DECEMBER 31,
                                                             NOTIONAL AMOUNT      -----------------------------
               CONTRACT                  AVERAGE RATE     AT DECEMBER 31, 2006        2006            2005
---------------------------------------------------------------------------------------------------------------
Interest rate contracts                      5.10%             590,640                6,857           5,316


B) FOREIGN EXCHANGE CONTRACTS

During 2006, Siderar entered into several exchange rate derivative contracts to manage its exposure to changes in the Argentine Peso against the US Dollar. As of December 31, 2006, Siderar had 10 non-deliverable forward agreements with JP Morgan Chase Bank N.A. with a notional amount of ARS 10 million each at an average exchange rate of 3.0918 Argentine Pesos per US Dollar. These forwards are due between January and March, 2007.



                                                                                     FAIR VALUE AT DECEMBER 31,
                                                             NOTIONAL AMOUNT      -----------------------------
CURRENCIES       CONTRACT                                 AT DECEMBER 31, 2006        2006            2005
---------------------------------------------------------------------------------------------------------------
USD/EUR          Euro forward sales                                    -                  -              86
MXN/USD          Mexican peso forward purchases (1)                    -                817             -
ARS/USD          Argentine peso forward purchases            ARS 100,000                178             -
                                                        ----------------------  ------------- --------------
                                                            ARS 100,000                 995              86
                                                        ----------------------  ------------- --------------

(1)Hylsa has a contract for half of its electricity purchases with an affiliate of Iberdrola, S.A., a Spanish utility company, up to the year 2027. Prices in this contract are mostly denominated in U.S. dollars, while payments to its alternative provider CFE are in Mexican pesos. Under the contract, Hylsa is allowed to terminate this agreement under specified price-related circumstances. The fair value of this embedded derivative as of December 31, 2006, was USD 0.8 million.

C) COMMODITIES CONTRACTS

Hylsa entered into several derivative contracts with JP Morgan Chase Bank N.A., Citibank N.A. and Deutsche Bank AG to manage the impact of the fluctuation on the natural gas price. The contracts outstanding at December 31, 2006, are due between January 2007 and March 2008.


           CONTRACT                AVERAGE PRICE       NOTIONAL AMOUNT IN MMBTU     FAIR VALUE AT DECEMBER 31,
                                                         AT DECEMBER 31, 2006
                                                                                  --------------------------------
                                                                                       2006             2005
-------------------------------------------------------------------------------------------------- ---------------
Call  - Purchases                    7.65/7.45                  12,000                    13,167                -
Call - Sales                        9.00/10.00                  18,000                    (6,716)               -
Put - Sales                      7.65@KI /7.45@KI               12,000                   (12,505)               -
Swaps - Purchases                      7.36                      6,000                    (9,433)               -
                                                                                  ---------------- ---------------
                                                                                         (15,487)               -
                                                                                  ---------------- ---------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



27 BORROWINGS

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                          2006             2005
                                                                                     ---------------- ----------------
      (I)     NON-CURRENT
      Bank borrowings                                                                        551,990        1,810,910
      Borrowings with related parties (Note 30)                                                    -          603,683
                                                                                     ---------------- ----------------
                                                                                             551,990        2,414,593
      Less: debt issue costs                                                                  (3,589)         (14,715)
                                                                                     ---------------- ----------------
                                                                                             548,401        2,399,878
                                                                                     ---------------- ----------------
      (II)    CURRENT
      Bank borrowings                                                                        509,201          518,629
      Borrowings with related parties (Note 30)                                                2,161            3,789
                                                                                     ---------------- ----------------
                                                                                             511,362          522,418
      Less: debt issue costs                                                                  (2,668)          (6,019)
                                                                                     ---------------- ----------------
                                                                                             508,694          516,399
                                                                                     ---------------- ----------------
      TOTAL BORROWINGS                                                                     1,057,095        2,916,277
                                                                                     ---------------- ----------------

The maturity of borrowings is as follows:

                                                                EXPECTED MATURITY DATE
                            -----------------------------------------------------------------------------------------------

                               2007        2008       2009        2010       2011     THEREAFTER    AT DECEMBER 31, (1)
                                                                                                 --------------------------
                                                                                                     2006         2005
                            -----------------------------------------------------------------------------------------------
        Fixed Rate            150,918           -          -          -           -      7,206      158,124       56,257
        Floating Rate         357,776     290,804    120,021     94,923       1,358     34,089      898,971    2,860,020

                            -----------------------------------------------------------------------------------------------
        TOTAL                 508,694     290,804    120,021      94,923      1,358      41,295   1,057,095     2,916,277
                            -----------------------------------------------------------------------------------------------

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated in various currencies - at the balance sheet date were as follows:


                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                        2006          2005
                                                                    ------------- -------------

                     Bank borrowings                                       6.82%         6.08%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2006 and 2005, respectively.

Breakdown of long-term borrowings by currency is as follows:


       CURRENCY      INTEREST RATES                         DECEMBER 31,
       ------------- ------------------------------   -------------------------
                                                          2006         2005
                                                      -------------------------
       USD           Floating                           898,971      2,795,144
       USD           Fixed                               62,179         14,692
       EUR           Fixed                                    -            404
       ARS           Floating                                 -             54
       ARS           Fixed                               55,845              -
       MXN           Floating                                 -         64,822
       VEB           Fixed                               40,100         41,161
                                                      -------------------------
       TOTAL BANK BORROWINGS                          1,057,095      2,916,277
                                                      -------------------------

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


28   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium's consolidated financial position or results of operations.

         (I) CONSORCIO SIDERURGIA AMAZONIA LTD. - PDVSA-GAS C.A. CLAIM

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2006, Sidor's potential exposure under this litigation amounted to USD125.7 million.

(II)   TAX CLAIMS

(A)      SIDERAR.  AFIP - INCOME TAX CLAIM FOR FISCAL YEARS 1995 TO 1999

The ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS ("AFIP" - the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.4 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by 13.9 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company's filing and the Fiscal Court's approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2006 as management considers there is a probable cash outflow.

(B) SIDOR

The Company recorded a provision for a total amount of USD26.3 million in connection with tax matters arising from compensations of tax credits made by the Company since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

28 CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (CONTINUED)

(III) COMMITMENTS

The following are the Company's main off-balance sheet commitments:

(a) In March 2003, Siderar entered into an agreement with Tecpetrol, a related company of Ternium, under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a maximum period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. At December 31, 2006 there is no residual advanced payment.

(b) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume, between October 2004 and September 2005. This outsourcing contract is due to terminate in 2018.

(c) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderurgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of Matesi's HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi's production by an extra 19.9 % until reaching a 49.8% of Matesi's HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not.

(e) Sidor's production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor's electricity needs. This contract will terminate in 2018.

(f) Sidor's production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(g) In 1998, Sidor signed a contract with Ternium's related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco ("FMO") for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017. Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(i) Hylsa's production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. ("Iberdrola"), a Mexican subsidiary of the Spanish Company Iberdrola Energia, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa's electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 21 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2007 to 2010, include USD24.9 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2006 accounts for USD 16.6 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

                              YEAR         USD THOUSANDS
                        2007                       12,394
                        2008-2010                  12,477
                                          ----------------
                        TOTAL                      24,871
                                          ----------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)





28 CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (CONTINUED)

(k) On October 24, 2003, Siderar entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which includes certain take-or-pay clauses, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist. There is an agreement with Repsol-YPF to continue with the supply of natural gas up to February 28, 2007 under the same contractual conditions.

(l) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(IV) RESTRICTIONS ON THE DISTRIBUTION OF PROFITS
Under the credit agreements that financed the acquisition of Hylsamex, the Company and its affiliates have some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e)).

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders'  equity  under  Luxembourg  law  and  regulations   comprises  the
following captions:

                                                              AT DECEMBER
                                                               31, 2006
                                                            --------------
       Share capital                                            2,004,744
       Legal reserve                                              200,474
       Distributable reserves                                     402,149
       Non distributable reserves                               1,414,122
       Accumulated profit at January 1, 2006                      107,612
       Profit for the year                                        392,230
                                                            --------------
       TOTAL SHAREHOLDERS EQUITY UNDER LUXEMBOURG GAAP          4,521,331
                                                            --------------

29 EARNINGS PER SHARE

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares with no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company's issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company's issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



29 EARNINGS PER SHARE (CONTINUED)

 In October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.

 Upon the consummation of this exchange, as of December 31, 2005 the capital was increased to USD 1,396,552,887 represented by 1,396,551,887 shares of 1 USD nominal value each.

 Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company.

 As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company's Initial Public Offering was settled on February 6, 2006.

 As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

 As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

 In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

 Upon consummation of the transactions mentioned, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

The Company's combined earnings per share for the year ended December 31, 2004 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in that period. For fiscal years 2006 and 2005, the weighted average of shares outstanding totaled 1,936,833,060 and 1,209,476,609 shares, respectively.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

                                                            2006              2005             2004
                                                      -----------------------------------------------------
Profit attributable to equity holders of the Company            795,424           704,406          457,339
Weighted average number of ordinary shares in issue       1,936,833,060     1,209,476,609    1,168,943,632
Basic earnings per share (USD per share)                           0.41              0.58             0.39
Diluted earnings per share (USD per share)                         0.41              0.54             0.39


30 RELATED PARTY TRANSACTIONS

The Company is controlled by San Faustin, which at December 31, 2006 indirectly owned 70.52% of Ternium's shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 28.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)



30  RELATED PARTY TRANSACTIONS (CONTINUED)

The following transactions were carried out with related parties:


                                                                                YEAR ENDED DECEMBER 31,
                                                                            --------------------------------
                                                                                 2006             2005
                                                                            ---------------- ---------------
(I)     TRANSACTIONS

(A)    SALES OF GOODS AND SERVICES
Sales of goods to associated parties                                                1,650               -
Sales of goods to other related parties                                            90,665          36,978
Sales of services to associated parties                                             2,938           2,905
Sales of services to other related parties                                          1,608           5,636
                                                                            ---------------- ---------------
                                                                                   96,861          45,519
                                                                            ---------------- ---------------
(B)    PURCHASES OF GOODS AND SERVICES

Purchases of goods from associated parties                                         75,751          85,636
Purchases of goods from other related parties                                      62,023          71,205
Purchases of services from associated parties                                       3,999               -
Purchases of services from other related parties                                  156,716          21,792
                                                                            ---------------- ---------------
                                                                                  298,489         178,633
                                                                            ---------------- ---------------
(C)  FINANCIAL RESULTS
Income with associated parties                                                      3,820          44,697
Income with other related parties                                                      38              89
Expenses with other related parties                                                (1,815)        (10,043)
                                                                            ---------------- ---------------
                                                                                    2,043          34,743
                                                                            ---------------- ---------------

                                                                                   AT DECEMBER 31,
                                                                            -------------------------------
                                                                                 2006            2005
                                                                            --------------- ---------------
(II) YEAR-END BALANCES
(A) ARISING FROM SALES/PURCHASES OF GOODS/SERVICES
Receivables from associated  parties                                               67,558         71,317
Receivables from other related parties                                             48,533         18,175
Payables to associated parties                                                     (5,588)       (13,644)
Payables to other related parties                                                 (48,032)       (17,914)
                                                                            --------------- ---------------
                                                                                   62,471         57,934
                                                                            --------------- ---------------

(B) OTHER INVESTMENTS
                                                                            --------------- ---------------
Time deposit                                                                       11,249         10,450
                                                                            --------------- ---------------

(C) OTHER BALANCES
Trust fund with other related parties (Note 21)                                         -          5,185
                                                                            --------------- ---------------
                                                                                        -          5,185
                                                                            --------------- ---------------
(D) FINANCIAL DEBT
                                                                            --------------- ---------------

Borrowings with other related parties (Note 27)                                    (2,161)      (607,472)
                                                                            --------------- ---------------

    (III) OFFICERS AND DIRECTORS' COMPENSATION

    The aggregate compensation of Officers and Directors earned during the years ended December 31, 2006, 2005 and 2004 amounts to USD 10,276 thousand, USD 4,485 thousand and USD 3,050 thousand, respectively.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)




31 CASH FLOW DISCLOSURES

                                                                                              AT DECEMBER 31,
                                                                                 --------------------------------------
                                                                                     2006         2005        2004
                                                                                 --------------------------------------
         (I)  CHANGES IN WORKING CAPITAL (I)
             Inventories                                                            ( 271,480)    (133,995)   (114,686)
             Receivables and prepayments                                              122,917        3,103    (138,248)
             Trade receivables                                                        (96,122)       97,814    (55,273)
             Other liabilities                                                        (93,472)       46,117     10,233
             Trade payables                                                            62,004       41,381      93,304
                                                                                --------------------------------------
                                                                                     (276,153)       54,420   (204,670)
                                                                                 --------------------------------------
        (II  INCOME TAX ACCRUALS LESS PAYMENTS
             Tax accrued                                                              262,356      218,492     177,486
             Taxes paid                                                              (280,431)    (262,500)    (57,276)
                                                                                 --------------------------------------
                                                                                      (18,075)     (44,008)     120,210
                                                                                 --------------------------------------
        (II  INTEREST ACCRUALS LESS PAYMENTS
             Interest accrued                                                         112,918       81,608      18,257
             Debt issue costs                                                          13,686        3,171           -
             Interest paid                                                           (122,407)     (60,256)     (9,174)
                                                                                 --------------------------------------
                                                                                        4,197       24,523       9,083
                                                                                 --------------------------------------

(i) Changes in working capital are shown net of the effect of exchange rate changes.


32 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

1. INTERNATIONAL FINANCIAL REPORTING STANDARD 8, OPERATING SEGMENTS

In November 2006, the International Accounting Standards Board issued International Financial Reporting Standard 8, "Operating Segments" ("IFRS"). IFRS 8 sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers.

An entity shall apply IFRS 8 in its annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. If an entity applies IFRS 8 in its financial statements for a period before January 1, 2009, it shall disclose that fact.

The Company's management has not assessed the potential impact that the application of IFRS 8 may have on the Company's financial condition or results of operations.

2. IFRIC INTERPRETATION 11, GROUP AND TREASURY SHARE TRANSACTIONS

In November 2006, IFRIC issued IFRIC Interpretation 11 "Group and Treasury Share Transactions" ("IFRIC 11"). IFRIC 11 gives guidance on how to account for certain transactions involving share-based payment arrangements and is effective for annual periods beginning on or after March 1, 2007, although earlier application is permitted. If an entity applies the Interpretation for an annual period beginning before March 1, 2007, it shall disclose that fact.

The Company's management estimates that the application of this Interpretation will not have a material effect on the Company's financial condition or results of operations.


3. IFRIC INTERPRETATION 12, SERVICE CONCESSION ARRANGEMENTS

In November 2006, IFRIC issued IFRIC Interpretation 12 "Service Concession Arrangements" ("IFRIC 12"). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements.

This Interpretation applies to public-to-private service concession arrangements if:

         (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
         (b) the grantor controls--through ownership, beneficial entitlement or otherwise--any significant residual interest in the infrastructure at the end of the term of the arrangement.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

32 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

3. IFRIC INTERPRETATION 12, SERVICE CONCESSION ARRANGEMENTS (CONTINUED)

This Interpretation applies to both:

         (a)  infrastructure  that the operator  constructs  or acquires  from a third party for the purpose of the service arrangement; and
         (b)  existing  infrastructure  to which the grantor  gives the operator access for the purpose of the service arrangement.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 January 2008, it shall disclose that fact.

The Company's management estimates that the application of this Interpretation will not have a material effect on the Company's financial condition or results of operations.


33 FINANCIAL RISK MANAGEMENT

(1) FINANCIAL RISK FACTORS

Ternium's activities expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodities prices. Ternium's subsidiaries may use derivative transactions to manage potential adverse effects of certain risk exposures on Ternium's financial performance.

(I) FOREIGN EXCHANGE RATE RISK

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium's subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(II) INTEREST RATE RISK

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group's interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and caps.

(III) COMMODITY PRICE RISK

Ternium uses certain commodities and raw materials that are subject to price volatility caused by supply and weather conditions, political situations, financial variables and other unpredictable factors. As a result, the Company is exposed to the volatility in the prices of these commodities and raw materials. Ternium's policy is to manage this risk by partially fixing the underlying price or limiting its volatility for defined period.

(IV) CONCENTRATION OF CREDIT RISK

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium's sales.

Ternium's subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Ternium's subsidiaries also have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

33 FINANCIAL RISK MANAGEMENT (CONTINUED)

(1) FINANCIAL RISK FACTORS (CONTINUED)

(V) LIQUIDITY RISK

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

(2) ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative  transactions  and  other  financial  instruments,   while  providing
economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 26.

(3) FAIR VALUE ESTIMATION
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)




34 RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP

I. DIFFERENCES IN MEASUREMENT METHODS

The principal differences between IFRS and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.



                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                              ---------------------------------------
                                                                                 2006         2005          2004
                                                                              ------------ ------------  ------------
Net income attributable to equity holders of the Company in accordance with
IFRS                                                                             795,424      704,406       457,339
US GAAP adjustments - income (expense)
Valuation of fixed assets- PP&E (Note 34.a)                                      100,975      123,824        79,493
Troubled debt restructuring (Note 34.b)                                            8,923       14,820             -
Accounting for pension plans (Note 34.c)                                            (191)        (991)         (164)
Inventory valuation (Note 34.d)                                                      741       (5,882)       (1,628)
Capitalization of interest cost- PP&E (Note 34.e)                                    587         (910)          152
Capitalization of interest cost- Intangible assets (Note 34.e)                      (185)        (302)          313
Changes in fair value of financial assets through profit and loss (Note 34.f)          -       50,819        (1,361)
Equity in investments in associated companies- Amazonia (Note 34.g)                    -            -       (76,926)
Excess of fair value of assets acquired over cost (Note 34.h)                     20,395     (170,510)            -
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)          6,553        5,734             -
Acquisition of minority interest in controlled subsidiaries (Note 34.j)          (24,172)      (4,101)            -
Valuation of intangible assets and other assets (Note 34.l)                         (361)        (674)            -
Deferred income tax (Note 34.m)                                                  (39,004)     (51,315)      (27,101)
Minority interest (Note 34.n)                                                    (28,667)    (105,613)       (5,462)
                                                                              ------------ ------------  ------------
Net income in accordance with US GAAP                                            841,018      559,305       424,655
                                                                              ------------ ------------  ------------
Weighted average number of shares outstanding (thousands)                      1,936,833    1,209,477     1,168,944
Consolidated basic earnings per share in accordance with U.S. GAAP                  0.43         0.46          0.36
Consolidated diluted earnings per share in accordance with U.S. GAAP                0.43         0.43          0.36


                                                                                              AS OF DECEMBER 31,
                                                                                           --------------------------
                                                                                              2006          2005
                                                                                           ------------  ------------
Shareholders' equity in accordance with IFRS                                                3,757,558     1,842,454
Valuation of fixed assets- PP&E (Note 34.a)                                                (1,300,420)   (1,410,264)
Troubled debt restructuring (Note 34.b)                                                        (3,128)      (12,051)
Accounting for pension plans (Note 34.c)                                                      (44,642)         5,227
Inventory valuation (Note 34.d)                                                               (14,596)      (14,854)
Capitalization of interest cost- PP&E (Note 34.e)                                               8,411         7,083
Capitalization of interest cost- Intangible assets (Note 34.e)                                    155           344
Excess of fair value of assets acquired over cost (Note 34.h)                                (247,147)     (267,542)
Revaluation reserve over pre-acquisition interest in Amazonia (Note 34.i)                     (79,409)      (85,962)
Acquisition of minority interest in controlled subsidiaries (Note 34.j)                       583,291       470,850
Equity securities issuance cost (Note 34.k)                                                         -         5,456
Valuation of intangible assets and other assets (Note 34.l)                                    (1,871)       (1,300)
Deferred income tax (Note 34.m)                                                               448,134       507,253
Minority interest (Note 34.n)                                                                 329,180       389,944
                                                                                           ------------  ------------
Shareholders' equity in accordance with US GAAP                                             3,435,516     1,436,638
                                                                                           ------------  ------------

Changes in shareholders' equity under U.S. GAAP are as follows:


                                                                                             YEAR ENDED DECEMBER 31,
                                                                                           --------------------------
                                                                                             2006          2005
                                                                                           ------------  ------------
Shareholders' equity  at the beginning of the year in accordance with US GAAP               1,436,638       954,255
Net income for the year in accordance with US GAAP                                            841,018       559,305
Other comprehensive (loss) income                                                             (25,385)     (424,116)
Capital increase                                                                               81,853        54,758
Conversion of Subordinated Convertible Loans                                                  605,924             -
Initial public offering, net of offering costs of USD23,295                                   519,563             -
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority
interests                                                                                     (24,095)            -
Usiminas exchange                                                                                   -       531,088
Dividends paid in cash and other distributions                                                      -      (238,652)
                                                                                           ------------  ------------
Shareholders' equity at the end of the year in accordance with US GAAP                      3,435,516     1,436,638
                                                                                           ------------  ------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

(A) VALUATION OF FIXED ASSETS - PROPERTY, PLANT AND EQUIPMENT

Under IFRS, the Company applied the provisions of IFRS 1 for the revaluation of property, plant and equipment. Accordingly, the Company elected to use a technical revaluation as the deemed cost for its property, plant and equipment. This technical revaluation is not permitted under US GAAP and remains a difference between IFRS and US GAAP. Thus, no revaluations have been made for US GAAP purposes and historical cost has been used as the basis of accounting for these assets. The adjustment to net income represents the difference in depreciation expense under IFRS and U.S. GAAP.

(B) TROUBLED DEBT RESTRUCTURING

In June 2003, Amazonia and Sidor concluded the restructuring of their financial indebtedness. Under IFRS, those companies accounted for their debt restructuring process in accordance with the guidelines set forth by IAS 39, which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred are an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified loan. As the terms of Sidor's new debt were deemed to be substantially different (as this term is defined by IAS 39), that company recorded a USD59.5 million gain on restructuring in fiscal 2003.

Under US GAAP, Sidor followed the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS 15") which states that in the case of a troubled debt restructuring (as this term is defined by SFAS 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, no gain on restructuring has been recorded by Sidor under US GAAP. The US GAAP adjustment to net income represents the difference in interest expense for the year arising from the application of a different effective interest rate under US GAAP as compared to IFRS.


(C) ACCOUNTING FOR PENSION PLANS

Under IFRS, the Company accounts for benefits granted to its employees in accordance with the provisions contained in International Accounting Standard No. 19 "Employee Benefits" ("IAS 19"), which requires an enterprise to recognize
(i) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and (ii) an expense when the enterprise consumes the economic benefit arising from service provided by an employee in exchange for employee benefits.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158") effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its consolidated balance sheet and to recognize as a component of accumulated other comprehensive (loss) income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Following the adoption of SFAS 158, additional minimum pension liabilities and related intangible assets are no longer recognized. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the following impacts: the recognition of USD 46,243 in accrued pension liabilities, and a net charge of USD 24,095 (USD 51,279, net of income taxes of USD 17,801 and minority interest of USD 9,383) to accumulated other comprehensive (loss) income. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end balance sheet. This provision becomes effective for Ternium for its December 31, 2008 year-end. The funded status of Ternium's pension plans are currently measured as of December 31.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

Before the adoption of SFAS 158, as discussed above, the Company followed the guidance set forth by Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions" ("SFAS No. 87"), which contains provisions substantially consistent with those provided by IAS No. 19. Nevertheless, differences arose as a consequence of the following:

a. Under IFRS Venezuela was considered a hyperinflationary country through December 31, 2002 while under US GAAP Venezuela ceased being hyperinflationary as from January 1, 2002. The effect of such a divergence gave rise to differences in the accounting for employee benefits.

b. Under IFRS, past-service costs are recognized immediately as expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

 (D) INVENTORY VALUATION

Under both IFRS and US GAAP, the Company values inventory at the lower of cost or net realizable value. Nevertheless, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002, while, under US GAAP, Venezuela ceased being hyperinflationary as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of inventories has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

As mentioned in Note 34.a above, under IFRS the value of property, plant and equipment has been determined based on a technical revaluation, while under US GAAP these assets have been stated at historical cost. Accordingly, the year-end balances and the annual depreciation charge under IFRS are higher than those determined under US GAAP. This US GAAP adjustment reflects the reversal of the difference between the amount of depreciation of property, plant and equipment allocated to inventories under IFRS and US GAAP.

(E) CAPITALIZATION OF INTEREST COST

Under IFRS, the Company follows the guidance set forth by International Accounting Standard No. 23 "Borrowing Costs" ("IAS 23"), which states that interest cost should be recognized as an expense in the period in which it is incurred. IAS 23 provides for an allowed alternative treatment under which interest cost that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of that asset. In case the allowed alternative treatment is applied, the amount of interest cost eligible for capitalization should be determined in accordance with IAS 23. However, for IFRS purposes, the Company elected to follow the general guidance contained in IAS 23 and interest cost has been expensed as incurred.

Under US GAAP, the Company applies the provisions of Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS No. 34"), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements, interest was capitalized during the years ended December 31, 2006, 2005 and 2004. The net US GAAP adjustment also includes amortization of the interest cost capitalized.

(F) CHANGES IN FAIR VALUE OF FINANCIAL ASSETS THROUGH PROFIT AND LOSS

The Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive (loss) income were reclassified into the statement of income.

(G) EQUITY IN INVESTMENTS IN ASSOCIATED COMPANIES

Under both IFRS and US GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of the US GAAP reconciliation of net income and shareholders' equity for the year ended December 31, 2004, the Company included under this line item the effect of the differences mentioned in items a. to e. above related to its investment in Amazonia and Sidor, as well as the following:

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

- Ternium recorded an impairment provision on its investment in Amazonia in previous years. In 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by the Company's management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under US GAAP.

(H) EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED OVER COST

As mentioned in Note 3(f), on February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. As a result, Ternium's indirect participation in Amazonia increased from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 "Business Combinations" ("IFRS 3") and, accordingly, assets acquired and liabilities assumed have been valued at fair value. The excess of Ternium's interest in the net fair value of Amazonia's identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS No. 141"), which states that the excess of fair value of acquired net assets over cost shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. Accordingly, under US GAAP, the Company reversed the gain recognized for IFRS purposes. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets, totaling USD 20.4 million and USD 17.8 million, in 2006 and 2005, respectively.

 (I) REVALUATION RESERVE OVER PRE-ACQUISITION INTEREST IN AMAZONIA

As mentioned in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%.Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded in equity (under "Revaluation and other reserves" line item) the excess of the fair value of its pre-acquisition interest in Amazonia's net assets over their corresponding carrying amounts.

For US GAAP purposes,  the Company applied the provisions  contained in SFAS No.
141. Under SFAS No. 141, when a company increases its shareholding interest in an equity investee, no fair value revaluation shall be made on the pre-acquisition equity interest held. This adjustment also reflects the effect of the above-mentioned difference on the depreciation of fixed assets.

(J) ACQUISITION OF MINORITY INTEREST IN CONTROLLED SUBSIDIARIES

As discussed in notes 1, 2 and 3 to the financial statements (i) in August 2005, the Company acquired an additional equity interest in Amazonia through the acquisition of Hylsamex; (ii) in October 2005, the Company acquired an additional equity interest in Ylopa, Amazonia and Siderar through the exchange transaction entered into with Usiminas; (iii) in February 2006, the Company acquired an additional equity interest in Amazonia through the issuance of shares to ISL, (iv) in April 2006, the Company acquired a 50% interest in Acerex S.A. de C.V. through its subsidiary Hylsa S.A. de C.V., and (v) in December 2006, the Company acquired an additional 4.85% equity interest in Siderar . Under IFRS, these acquisitions have been accounted for following the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount at the acquisition date, with the difference resulting from the purchase price allocation being deducted from equity.

Under US GAAP, the acquisition of noncontrolling equity interests of a subsidiary should be accounted for using the purchase method, which requires the acquiring entity to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Accordingly, under US GAAP, the Company (i) reversed the amounts charged to equity under IFRS in connection with the acquisition of additional equity interests in Amazonia, Ylopa, Siderar, and Acerex, and (ii) allocated the difference between fair value and carrying amount arising from the above mentioned acquisitions to net tangible and identifiable intangible assets and goodwill.

As discussed in Note 3(f), on February 3, 2005, the Company increased its equity interest in Amazonia from 31.03% to 53.47%. Under IFRS, this acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, the Company recorded the interest attributable to minority equity holders of Amazonia at fair value. Under IFRS, the remaining minority interest in Amazonia (representing 5.6% and 10.9% of this company's share capital as of December 31, 2006 and 2005, respectively) has been valued at fair value. Under US GAAP, the interest of minority equity holders of Amazonia has been valued at pre-acquisition carrying amount of net assets. No reconciling item has been shown as the difference does not affect shareholders' equity or net income under US GAAP.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)


34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

The chart below shows the net carrying amount of Property, plant and equipment and goodwill under IFRS and US GAAP after the application of all the above mentioned adjustments:

                                                  NET CARRYING AMOUNT AT DECEMBER 31,
                                          -----------------------------------------------------
                                                    2006                       2005
                                          -----------------------------------------------------
                                             IFRS         US GAAP       IFRS         US GAAP
                                          -----------------------------------------------------
Property, plant and equipment              5,420,683     4,122,749    5,463,871     3,967,401
Goodwill                                     397,943       659,818      399,694       610,330

(K) EQUITY SECURITIES ISSUANCE COST

Under IFRS, expenses incurred at December 31, 2005 in connection with the issuance of equity securities effected in 2006 (totaling USD 5.5 million) were deducted from shareholders' equity at that date..

Under U.S. GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering. Accordingly, under US GAAP, this amount was deferred in 2005, and charged against the gross proceeds of the offering in 2006, together with additional costs of USD 17.8 million incurred in 2006, totaling USD 23.3 million.

(L) VALUATION OF INTANGIBLE ASSETS AND OTHER ASSETS

Under both IFRS and US GAAP, the Company values intangible assets and other assets at historical cost. Nevertheless, as mentioned in Note 34.c above, under IFRS, Venezuela was considered a hyperinflationary country through December 31, 2002 while, under US GAAP, Venezuela ceased to be considered a hyperinflationary country as from January 1, 2002. Accordingly, for IFRS purposes, the historical cost of intangible assets and other assets has been adjusted to reflect the effects of inflation up to December 31, 2002, whereas under US GAAP, no inflation adjustment has been recorded.

 (M) DEFERRED INCOME TAX

Under US GAAP the Company calculated the effect of all of the above mentioned adjustments on deferred income taxes.

(N) MINORITY INTEREST

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and US GAAP.

(O) NET INCOME

Under US GAAP,  net  income is shown net of the  portion of the  Company's  gain
(loss) for the year attributable to minority shareholders. Accordingly, for US GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders. Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

(P) CUMULATIVE TRANSLATION DIFFERENCES EXEMPTION

As mentioned in Note 4.(a), Ternium applied the cumulative translation differences exemption provided by IFRS 1 and, accordingly, has set the previously cumulative translation differences to zero at January 1, 2003. This exemption is not available under US GAAP. Nevertheless, this circumstance does not give rise to a difference between total shareholders' equity under IFRS and US GAAP, but to a reclassification within shareholders' equity.

II. OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following is a summary of additional financial statement disclosures required under US GAAP:

(A) STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME UNDER US GAAP

Ternium applies the provisions contained in SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive (loss) income by their nature in a financial statement and
(ii) display the accumulated balance of other comprehensive (loss) income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)



                                                                                              AS OF DECEMBER 31,
                                                                                           --------------------------
                                                                                              2006          2005
                                                                                           ------------  ------------
Net income for the year                                                                       841,018       559,305

Foreign currency translation adjustment                                                      (25,385)      (39,247)
Change in fair value of available for sale securities                                               -     (384,869)
                                                                                           ------------  ------------
Total other comprehensive loss                                                               (25,385)     (424,116)
                                                                                           ------------  ------------
Comprehensive income                                                                          815,633       135,189
                                                                                           ------------  ------------


The accumulated balances related to each component of other comprehensive (loss) income were as follows:



                                                                                               FOREIGN CURRENCY
                                                                                            TRANSLATION ADJUSTMENT
                                                                                              FOR THE YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                           --------------------------
                                                                                              2006          2005
                                                                                           ------------  ------------
Balance at beginning of the year                                                            (183,834)     (144,587)
Decrease for the year                                                                        (25,385)      (39,247)
                                                                                           ------------  ------------
Balance at end of the year                                                                  (209,219)     (183,834)
                                                                                           ------------  ------------

                                                                                              CHANGES IN FUNDED
                                                                                              STATUS OF DEFINED
                                                                                                BENEFIT PLANS
                                                                                              FOR THE YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                           --------------------------
                                                                                              2006          2005
                                                                                           ------------  ------------
Balance at beginning of the year                                                               -                  -
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax and minority
interests                                                                                    (24,095)             -
                                                                                           ------------  ------------
Balance at end of the year                                                                   (24,095)             -
                                                                                           ------------  ------------


                                                                                            CHANGE IN FAIR VALUE OF
                                                                                               FINANCIAL ASSETS
                                                                                              FOR THE YEAR ENDED
                                                                                                 DECEMBER 31,
                                                                                           --------------------------
                                                                                              2006          2005
                                                                                           ------------  ------------
Balance at beginning of the year                                                                            384,869
Decrease for the year                                                                                     (384,869)
                                                                                           ------------  ------------
Balance at end of the year                                                                     -             -
                                                                                           ------------  ------------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)




34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

(B) SUPPLEMENTAL CASH FLOW INFORMATION

DETAILS OF ACQUISITION OF SUBSIDIARY COMPANIES AND ADDITIONAL EQUITY INTERESTS IN CONTROLLED SUBSIDIARY COMPANIES:



                                                                 FOR THE YEAR ENDED DECEMBER 31, 2006
                                                   ------------------------------------------------------------------
                                                     IMPECO       ACEREX       HYLSAMEX     AMAZONIA      SIDERAR
NON-CASH ASSETS ACQUIRED:
Inventories                                             8,180              -            -            -             -
Property, plant and equipment                          47,825              -            -            -             -
Other assets                                               53              -            -            -             -
                                                   ------------ ------------- ------------ ------------  ------------
TOTAL NON-CASH ASSETS ACQUIRED                         56,058              -            -            -            -
                                                   ------------ ------------- ------------ ------------  ------------
LIABILITIES ASSUMED:
Deferred income tax                                     (875)              -            -            -            -
                                                   ------------ ------------- ------------ ------------  ------------
TOTAL LIABILITIES ASSUMED                               (875)              -            -            -            -
                                                   ------------ ------------- ------------ ------------  ------------
NET NON-CASH ASSETS ACQUIRED - NET ASSETS ACQUIRED     55,183              -            -            -            -
                                                   ------------ ------------- ------------ ------------  ------------
NET CASH PAID FOR ACQUIRED COMPANIES                   55,183              -            -            -            -
                                                   ------------ ------------- ------------ ------------  ------------
INCREASE IN SHAREHOLDING INTEREST IN SUBSIDIARY
COMPANIES:
Minority interest                                           -        16,555        2,586       32,105        75,126
Increase in fair value of net assets acquired               -             -            -       23,473        32,374
Goodwill                                                    -        28,049          675       23,190             -
                                                   ------------ ------------- ------------ ------------  ------------
Purchase price paid                                         -        44,604        3,261       78,768       107,500
                                                   ------------ ------------- ------------ ------------  ------------

                                                                               FOR THE YEAR ENDED DECEMBER 31, 2005
                                                                              ---------------------------------------
                                                                               HYLSAMEX     AMAZONIA      SIDERAR
NON-CASH ASSETS ACQUIRED:
Investments                                                                      337,039        9,875             -
Trade accounts receivable                                                        305,831      188,978             -
Other receivables                                                                 72,069      162,199             -
Inventories                                                                      345,053      284,676             -
Intangible assets                                                                133,079        3,893             -
Property, plant and equipment                                                  2,129,325    2,444,289             -
Other assets                                                                       7,032       36,800             -
                                                                              ------------ ------------ ------------
TOTAL NON-CASH ASSETS ACQUIRED                                                 3,329,428    3,130,710             -
                                                                              ------------ ------------ ------------
LIABILITIES ASSUMED:
Trade accounts payable                                                          (234,325)     (371,908)           -
Current tax liabilities                                                          (19,000)       (7,630)           -
Borrowings                                                                      (751,730)     (656,658)           -
Pension benefits                                                                (116,860)      (78,425)           -
Deferred income tax                                                             (449,537)     (284,242)           -
Other liabilities                                                                (21,521)      (35,666)           -
Provisions                                                                                     (37,163)           -
                                                                              ------------ ------------ ------------
TOTAL LIABILITIES ASSUMED                                                      (1,592,973)  (1,471,692)           -
                                                                              ------------ ------------ ------------
NET NON-CASH ASSETS ACQUIRED                                                   1,736,455    1,659,018             -
Cash acquired                                                                    215,411      305,342             -
                                                                              ------------ ------------ ------------
NET ASSETS ACQUIRED                                                            1,951,866    1,964,360             -
                                                                             ------------ ------------  ------------
Minority interest                                                               (160,576)   (1,338,320)           -
Pre-acquisition interest in Amazonia                                                        (323,229)             -
Goodwill (excess of fair value of net assets acquired over cost)                 405,388    (220,767)             -
Non-cash assets surrendered                                                                  (82,044)             -
                                                                              ------------ ------------ ------------
PURCHASE PRICE PAID FOR ACQUIRED COMPANIES                                     2,196,678       -                  -
Cash acquired                                                                   (215,411)    (305,342)            -
                                                                              ------------ ------------ ------------
NET CASH PAID (RECEIVED) FOR ACQUIRED COMPANIES                                1,981,267    (305,342)             -
                                                                              ------------ ------------ ------------

INCREASE IN SHAREHOLDING INTEREST IN SUBSIDIARY COMPANIES:
Minority interest                                                                      -      109,171        54,432
Increase in fair value of net assets acquired                                          -      116,424        38,404
Goodwill                                                                               -      149,391        61,244
                                                                              ------------ ------------  -----------
Purchase price paid                                                                    -      374,986       154,080
                                                                              ------------ ------------  -----------

                                  TERNIUM S.A.
             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)

34   RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO US GAAP
     (CONTINUED)

(C) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for financial statements issued for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006. The company is currently evaluating the impact of SFAS 156 on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.










                                Roberto Philipps
                             Chief Financial Officer




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